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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 3
                               TO SCHEDULE 14D-1


                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Shelby Williams Industries, Inc.
                           (Name of Subject Company)


                              SY Acquisition, Inc.
                             Falcon Products, Inc.
                                   (Bidders)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)


                                  822135 10 9
                     (CUSIP Number of Class of Securities)

                               Franklin A. Jacobs
                             Falcon Products, Inc.

                         9387 Dielman Industrial Drive
                           St. Louis, Missouri  63132
                           Telephone: (314) 991-9200
                           Facsimile: (314) 991-9295
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                    Copy to:

                             Robert H. Wexler, Esq.
                         Gallop, Johnson & Neuman, L.C.
                                 101 S. Hanley
                                   16th Floor
                           St. Louis, Missouri  63105
                           Telephone: (314) 862-1200
                           Facsimile: (314) 862-1219
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     This Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1 and
Statement on Schedule 13D (the "Schedules") relates to the offer by SY Acquisition, Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Falcon Products, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.05 per share (the "Common Stock"), of Shelby Williams Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as ascribed to them in the Schedules.


ITEM 10.  ADDITIONAL INFORMATION

     Item 10(f) of the Schedules is hereby amended to add the following:

          "The Offer of Purchaser to purchase all outstanding shares of Common Stock of the Company expired at 12:00 midnight, New York City time, on Monday, June 14, 1999. The tendered shares of Common Stock were accepted by Purchaser for payment, subject to the terms of the Offer. Parent issued a press release on June 15, 1999, in which it disclosed that the Depositary had informed it that an aggregate of 8,613,271 shares of the Common
     Stock, representing approximately 98% of all of the outstanding shares of Common Stock (including shares of Common Stock subject to guaranteed delivery procedures), were tendered and not withdrawn prior to the Expiration Date."


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended to add the following:

     "(a)(12)  Text of Press Release issued by Parent on June 15, 1999."
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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 1999

                        Falcon Products, Inc.


                        By:  /s/ Franklin A. Jacobs
                             ----------------------
                        Name:   Franklin A. Jacobs
                        Title:  Chairman and Chief Executive Officer


                        SY Acquisition, Inc.


                        By:  /s/ Franklin A. Jacobs
                             ----------------------
                        Name:   Franklin A. Jacobs
                        Title:  President and Chief Executive Officer